EXHIBIT 23

Consent of Independent Certified Public Accountants

To the Board of Directors

Professional Veterinary Products, Ltd.

As independent certified public accountants, we hereby consent to the use of our report dated October 17, 2007, relating to the financial statements of Professional Veterinary Products, Ltd., which report appears in the Annual Report dated July 31, 2007 on Form 10-K of Professional Veterinary Products, Ltd.

October 23, 2007

/s/ Quick & McFarlin, P.C.
Quick & McFarlin, P.C.